DWS Investment Management Americas, Inc.

5201 Gate Parkway

Jacksonville, FL 32256

January 25, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Raymond Be

Re:	Post-Effective Amendment No. 108 to the Registration Statement on Form N-1A of DWS GNMA Fund, DWS High Income Fund, DWS Global High Income Fund and DWS Short Duration Fund (“Funds”), each a series of Deutsche DWS Income Trust (“Trust”) (Reg. Nos. 002-91577; 811-04049)

Dear Mr. Be,

This letter is being submitted on behalf of the Funds in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) regarding the above-referenced Post-Effective Amendment (“Amendment”), whose comments were received via telephone on January 14, 2021. The Amendment was filed on behalf of the Funds on December 2, 2020 and has an effective date of February 1, 2021.

The Staff’s comment is restated below, followed by the Funds’ response.

1.	Comment: On page 55 of the Funds’ prospectus, for Class A shares, in the “Classes and Features” column of the chart under “Choosing a Share Class,” it reads: “Sales charge of up to 4.50%, 2.75% or 2.25% charged when you buy shares.” This presentation is confusing because it is not clear which sales charge applies to each of the four funds in the combined prospectus. Please revise to make clear that the 4.50% sales charge applies to DWS High Income Fund and DWS Global High Income Fund, the 2.75% sales charge applies to DWS GNMA Fund, and the 2.25% sales charge applies to DWS Short Duration Fund.

Response: The disclosure has been revised accordingly.

If you have any questions regarding the foregoing or require additional information, please call me at (904) 645-4353.

Sincerely yours,

/s/ Rob Benson

Rob Benson

Assistant Vice President

DWS Investment Management Americas, Inc.

cc: John Marten, Es q., Vedder Price PC